Exhibit 99.2

BROOKFIELD PROPERTY L.P.

FIFTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. (the “Partnership”), dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019 and as amended by a Fourth Amendment dated as of February 18, 2020 (as amended, the “Agreement”), is made as of the 21st day of April, 2020, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

(a) Section 1.1 is hereby amended by adding the following definitions:

1.1.139.1 “Special Income Allocation Amount” has the meaning assigned to such term in Section 4.8.4;

(b) Section 1.1.4 is hereby deleted in its entirety and replaced with the following:

(a)                                 “Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 28, 2019, as amended by the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020 and as amended by the Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020.

2.                                      Amendments to Article 4

Section 4.8 is hereby amended by adding the following provision after Section 4.8.3:

4.8.4       Notwithstanding Sections 4.8.1 and 4.8.2, if Sections 4.8.4.1, 4.8.4.2 and 4.8.4.3 are all true in a given fiscal year of the Partnership, the Income for Canadian Tax Purposes will be allocated in the manner described below.

4.8.4.1    The Partnership acquires, buys back or otherwise purchases for cancellation Managing General Partner Units owned by BPY;

4.8.4.2    The Partnership has Income for Canadian Tax Purposes (in other words, the Partnership does not have a Loss for Canadian Tax Purposes); and

4.8.4.3    The money or property that is used by the Partnership exclusively in whole or in part to buy back such Managing General Partner Units from BPY is derived from transactions or events that give rise to positive amounts included in Income for Canadian Tax Purposes.

The lesser of (1) the amount of Income for Canadian Tax Purposes, and (2) the aggregate of the positive amounts included in Income for Canadian Tax Purposes described in Section 4.8.4.3 will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to BPY. The balance (if any) of the Income for Canadian Tax Purposes (being the amount remaining after subtracting the Special Income Allocation Amount from the Income for Canadian Tax Purposes) will be allocated to all Partners in accordance with Sections 4.8.1 and 4.8.2. For greater certainty, the money or property received by BPY from the Partnership in connection with the purchase by the Partnership of Managing General Partner Units owned by BPY shall not be considered to be a “distribution” for the purposes of Sections 4.8.1 and 4.8.2.

3.                                      Effective Date

This Amendment shall be effective as of April 21, 2020.

4.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the 21st day of April, 2020.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary